International Lease Finance Corporation

 Notes

With Maturities of 9 Months or More from Date of Issue

Registration No.   333-136681
Filed Pursuant to Rule   424(b)(3)
Pricing Supplement No.   2
(To: Prospectus dated April 28, 2008 and Prospectus Supplement dated August 16, 2006)
The date of this Pricing Supplement is   May 05, 2008
Trade Date: 05/12/08   Issue Date: 05/15/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WAF3	4.200%	06/15/10	SEMI-ANNUAL	12/15/08	No	N/A
45974WAG1	4.300%	05/15/11	SEMI-ANNUAL	11/15/08	No	N/A
45974WAH9	4.800%	06/15/12	SEMI-ANNUAL	12/15/08	No	N/A
45974WAJ5	4.900%	06/15/13	SEMI-ANNUAL	12/15/08	No	N/A
45974WAK2	5.000%	05/15/14	SEMI-ANNUAL	11/15/08	No	N/A
45974WAL0	5.100%	05/15/15	SEMI-ANNUAL	11/15/08	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WAF3	100%	0.400%	YES	No	N/A
45974WAG1	100%	0.625%	YES	No	N/A
45974WAH9	100%	0.750%	YES	No	N/A
45974WAJ5	100%	1.000%	YES	No	N/A
45974WAK2	100%	1.100%	YES	No	N/A
45974WAL0	100%	1.200%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.